JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

June 11, 2025

Mr. Asen Parachkevov
Mr. Jacob Sandoval
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear SEC Staff:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a conference call on June 9, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 285 to the registration statement of the Trust, which was filed on May 30, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 285 was filed to register shares of two new series of the Trust, the REX-OspreyTM ETH + Staking ETF and REX-OspreyTM SOL + Staking ETF (each a “Fund” and collectively, the “Funds”).1 For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

1.	Comment: Please make appropriate changes to the Prospectus disclosures to reflect any changes to strategies and risks disclosures in response to Staff comments regarding the investment company status of the Funds.

Response: The Trust has revised each Fund’s disclosures in response to the Staff’s comments.

2.	Comment: The Prior Response to comment 31 in the May 27, 2025 response letter explains that “Under normal circumstances, the Adviser anticipates that it will take no more than 48 hours to unstake SOL and convert to cash, whereas ETH typically takes up to 14 days.”

We note that the prospectus disclosures for the ETH series states that the ETF seeks to “invest a majority of its assets in its reference asset and seeks to stake at least 50% of its assets in the reference asset.” Please reconcile the response with the disclosures in the prospectus. Please include prominent disclosure in the strategies and risks section that the staked ether will be considered illiquid and discuss possible consequences to the Fund if the illiquid investment exceeds 15%.

Response: The Trust has revised the disclosure in response to the Staff’s comments. In particular, we noted that we will limit our exposure to direct staking in ETH to no more than 15% of the Fund’s assets in accordance with the Fund’s policies on investments in illiquid investments. As ETH protocol and other market conditions evolve, including expected unstacking periods, the Fund’s ability to invest larger amounts in ETH that is staked directly may also evolve.

1.	PEA No. 213 was initially filed to register shares of seven new series of the Trust, the Rex-Osprey TRUMP ETF, Rex-Osprey ETH ETF, Rex-Osprey BTC ETF, Rex-Osprey SOL ETF, Rex-Osprey XRP ETF, Rex-Osprey BONK ETF, and Rex-Osprey DOGE ETF. As we previously advised you in the Prior Response, the naming convention for the new series with ETH and SOL as the Reference Asset will be the REX-OspreyTM ETH + Staking ETF and REX-OspreyTM SOL + Staking ETF. As we have advised you in e-mail communications, the Rex-Osprey series that are the subject of PEA No. 213, other than the Funds, are being delayed, as requested by the Staff.

U.S. Securities and Exchange Commission
June 11, 2025

3.	Comment: Response 7 from the May 15th correspondence states “With respect to directly staked assets, the Funds will value such staked-Reference Assets at their market value as of the close of the U.S. stock market (4:00 p.m. ET), as determined by pricing service providers, as explained in the Prior Response. The liquidity of any staked Reference Asset will be considered, and any discounts from the market value of the Reference Asset will be applied when appropriate.”

Please explain how the Fund will value staked ether for purposes of Rules 2a-4 and 2a-5 under the 1940 Act. Please disclose in the relevant sections of the Registration Statement including disclosure regarding the potential risks that longer unstaking periods can adversely affect the Funds.

Response: In determining the fair value of staked ETH in accordance with Rule 2a-5, facts and circumstances such as the length of the lockup period, will be considered in conjunction with other factors in determining the appropriate valuation.  For purposes of valuing staked ether, CF Benchmarks will provide a daily value for staked ETH based on aggregated trade data from multiple Reference Asset-USD markets operated by major cryptocurrency exchanges and synchronized to the traditional US financial market close of 4:00 p.m. ET. This methodology used to calculate the price to value the Reference Asset in determining the net asset value of the Fund may not be deemed consistent with U.S. GAAP because it uses an amalgamated price from various markets and a trade weighted average pricing methodology.

For financial reporting purposes only, for each Referenced Asset with actively quoted prices in a principal market as of the close of the U.S. stock market (generally, 4:00 p.m. ET), the quoted price is used as the fair value. When a quoted price in a principal market is not available, comparable data from active markets will be used. If neither a quoted price nor comparable data is available, internal models or data will be used to estimate fair value. Assumptions used in any internal models, and the valuation methods used will be appropriate and consistent with market practice.

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U.S. Securities and Exchange Commission
June 11, 2025

4.	Comment: The Staff notes that your May 29th email correspondence from Fund Counsel proposes that the Funds will invest in 3iQ’s ETHQ and SOLQ, which are both are publicly listed and traded on the Toronto Stock Exchange. Will the Funds be investing in the foreign ETPs directly, through an ADR or otherwise? Will the Funds be investing in the corresponding Canadian dollar or the corresponding USD version. Please disclose as appropriate.

If the Fund is proposed to have concentrated, material exposure to these ETPs. please include appropriate disclosures regarding ETHQ and SOLQ and please explain in your response how the Funds will be able to provide information about the underlying foreign ETPs necessary for an investor to make an informed investment decision.

Response: The Trust has revised the disclosure in response to the Staff’s comment. The Trust notes that it only mentioned the 3iQ ETPs as an example of non-U.S. ETPs in which the Funds may invest. The Funds will generally seek to allocate assets into ETPs so as not to be heavily weighted in one ETP over other ETPs, unless market conditions dictate otherwise. To the extent a Fund is heavily allocated to a particular ETP, the Fund will provide appropriate disclosures in the Prospectus. The information for the ETPs will be substantially similar to the ETPs listed on U.S. exchanges and are publicly available. As the Reference Asset will be the same for the ETPs and the relevant Fund, the Trust believes the risk disclosures in each Fund’s prospectus appropriately disclose the risks of the ETPs in which the Funds may invest.

Accounting Comments

5.	Comment: Supplementally confirm the Funds have evaluated the applicable US GAAP guidance on accruing rewards from staking specifically the recognition of staking rewards on a public blockchains may be recognized at a different time than when a Fund receives the report from the custodian.

Response: The Trust confirms the Funds have evaluated the applicable U.S. GAAP guidance on accruing rewards from staking and the recognition of staking rewards.

6.	Comment: Please supplementally confirm the Funds will evaluate differences between valuation required by US GAAP and the Funds’ policy to ensure there are no material differences in shareholder transactions. Supplementally confirm that policies and procedures related to the Funds’ Rule 2a-5 procedures are on a US GAAP basis.

Response: The Trust confirms that valuation differences will be evaluated to ensure no material differences and that the Funds’ Rule 2a-5 procedures are on a US GAAP basis.

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U.S. Securities and Exchange Commission
June 11, 2025

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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